UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
			     (Amendment No. 1)*


                   WESTERN ASSET VARIABLE RATE STRATEGIC FUND
                                (Name of Issuer)

                                   COMMON STOCK
                         (Title of Class of Securities)

                                   957667108
                                 (CUSIP Number)


          Relative Value Partners Group, LLC, 1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				July 20, 2020
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 957667108	 	13D	 	Page 2 of 6 Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners Group, LLC  TIN 47-4067697
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 1,393,454

 	8.	SHARED VOTING POWER:0

 	9.	SOLE DISPOSITIVE POWER: 1,393,454

 	10. 	SHARED DISPOSITIVE POWER:0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,393,454
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.8%
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14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
--------------------------------------------------------------------------------

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CUSIP No. 957667108	 	13D	 	Page 3 of 6 Pages
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Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock (the "Shares") of WESTERN ASSET VARIABLE RATE STRATEGIC FUND, INC. (the "Issuer").

The address of the principal executive offices of the Issuer is: 620 Eighth Avenue, 49th Floor, New York, New York 10018.
--------------------------------------------------------------------------------

Item 2.  Identity and Background.

(a),(f) This Schedule D Amendment is being filed on behalf of Relative Value Partners Group, LLC, a limited liability company organized under the laws of the State of Delaware (the "Reporting Person").

(b) The principal business address for the Reporting Person is 1033 Skokie Blvd, Suite 470, Northbrook, IL 60062.

(c) The Reporting Person is a registered investment adviser with the United States Securities and Exchange Commission.

(d) The Reporting Person has not been convicted of a criminal proceeding during the last five years.

(e) The Reporting has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.
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Item 3.  Source or Amount of Funds or Other Consideration.

Source or Amount of Funds or Other Consideration. The Reporting Person is not acquiring additional Shares that trigger the filing of this Schedule 13D Amendment. All of the Shares acquired by the Reporting Person were done on behalf of its advisory clients whose assets it manages on a discretionary basis.

This Schedule 13D Amendment filing was triggered, not by an acquisition of Shares, but by a change of intent from one to influence and/or control the Issuer to a passive investment purpose. Any future acquisitions of Shares of the Issuer that occur after the filing of this Schedule 13D Amendment will be made on behalf of the advisory clients whom the Reporting Person serves. All funds will be client funds, including advisory client funds that are funds of the principals of the Reporting Person. Individual advisory client accounts may be levered, but the Reporting Person as a whole has not borrowed or leveraged any assets to facilitate past purchases of the Issuer, nor will it do so for any purchases in the future.

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Item 4.  Purpose of Transaction.

Purpose of Transaction. The Adviser is filing this Schedule 13D Amendment to reflect a change from an intent to influence and/or control the Issuer to one of a passive investment purpose.

The Adviser has previously filed a Schedule 13D on March 23, 2020 when it similarly changed its purpose from investment purpose only to one of control or influence. The Adviser is now simultaneoulsy filing a 13G that reflects its new purpose change as well as any of its clients ownership changes.

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CUSIP No. 957667108	 	13D	 	Page 4 of 6 Pages
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The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

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Item 5.  Interest in Securities of the Issuer.

The following disclosures are based on 4,668,407 Shares of the Issuer outstanding as reported by Bloomberg as of July 20, 2020, the date by which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 1,393,454 Shares, representing approximately 29.8% of the outstanding Shares of the Issuer.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

(c) Over the 60 day period preceding the date of the event requiring the filing of this Schedule 13D Amendment, the Reporting Person purchased an aggregate of 21,494 Shares on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $317,038.73, and sold an aggregate of 32,838 Shares on the open market at an aggregate sales price (excluding trading commissions and related administrative costs) of $483,528.58, as follows:

--- On May 22, 2020, the Reporting Person bought 18,435 Shares at an average price of $14.607 per share; and sold 29,141 Shares at an average price of $14.551;

--- On June 30, 2020, the Reporting Person sold 237 Shares at an average price of $15.706 per share;

--- On July 1, 2020, the Reporting Person bought 2.324 Shares at an average price of $15.72 per share; and sold 2,318 Shares at an average price of $15.745;

--- On July 20, 2020, the Reporting Person bought 335 Shares at an average price of $16.04 per share; and sold 1,142 Shares at an average price of $16.115;

(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.
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CUSIP No. 957667108	 	13D	 	Page 5 of 6 Pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships among the Reporting Person namedin Item 2 above and any person with respect to any securities of the Issuer.
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Item 7.  Material to Be Filed as Exhibits.

Not applicable
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CUSIP No. 957667108	 	13D	 	Page 6 of 6 Pages
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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			    Relative Value Partners, LLC


                                   July 24, 2020
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE

	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE